SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

1. Acceptance of the resignation of Mr. Alfred V.
Ty as independent director of Philippine Long
Distance Telephone Company (the “Company”), and
member of the Audit, Risk, Governance and
Nomination and Executive Compensation Committees
of our Board of Directors, effective immediately;
2. Election of Mr. Bernido H. Liu as independent
director of the Company to hold office effective
immediately and for the unexpired term of his
predecessor in office, Mr. Alfred V. Ty;
3. Appointment of Mr. Bernido H. Liu as
independent member of the Audit, Risk, Governance
and Nomination and Executive Compensation
Committees of our Board of Directors.

Exhibit 1

September 28, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

September 28, 2015

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
			T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

	R	A	M	O	N	C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
-
M	A	K	A	T	I	A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

816-8553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,831 As of August 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
	Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. September 28, 2015

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office            Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 4 (Election of Director)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on September 28, 2015:

1.	The Board accepted the resignation of Mr. Alfred V. Ty as an independent director of the Company, and member of the Audit, Risk, Governance and Nomination and Executive Compensation Committees of the Board of Directors, effective immediately. The Board expressed their gratitude to Mr. Ty for his invaluable contribution and wished him continued success in his future endeavours.

The resignation of Mr. Ty is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2.	As recommended by the Governance and Nomination Committee which conducted the screening process and determined that the Independent Director nominee, Mr. Bernido H. Liu possesses all the qualifications and has none of the disqualifications for independent directorship, the Board elected Mr. Bernido H. Liu as an independent director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Alfred V. Ty.

Mr. Liu was also appointed as an independent member of the Audit, Risk, Governance and Nomination and Executive Compensation Committees of our Board of Directors, effective immediately.

Mr. Liu is the Chairman and Chief Executive Officer of Golden ABC, Inc. (“GABC”), a fashion retail company which creates and sells its own clothing, personal care and accessory lines marketed and retailed under a fast-growing dynamic portfolio of well-differentiated proprietary brands. He is the Group Chairman and President of LH Paragon Incorporated, a business holdings company which has under its management GABC and other companies from different industries namely Matimco Incorporated, Oakridge Realty Development Corporation, Basic Graphics Incorporated, Essentia Medical Group Incorporated, where he is a director, and Red Logo Lifestyle Inc. He is also a director of Children’s Hour Philippines and Mga Likha ni Inay, Inc., a trustee of Philippine Retailers Association, and a member of the Visayas Advisory Council of Habitat for Humanity Philippines.

Mr. Liu graduated with a Bachelor of Science Degree in Architecture from the University of San Carlos, Cebu, and completed the Executive Education Owner/President Program of the Harvard Business School. Over the years, Mr. Liu has been recognized by different award-giving bodies. His awards include, among others, the Agora Award for Outstanding Achievement in Entrepreneurship from the Philippine Marketing Association, Ten Outstanding Young Men for Entrepreneurship, and Grand Bossing from PLDT SME Nation.

Enclosed is the Certification of Independent Director of Mr. Liu.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By:

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

September 28, 2015

CERTIFICATION OF INDEPENDENT DIRECTOR

I, BERNIDO H. LIU, Filipino, of legal age and with office address at GABC 1155, 1155 North EDSA, Balintawak, Quezon City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its regular Board Meeting held on September 28, 2015.

2.	I am affiliated with the following companies or organizations:

Company/Organization	Position/	Period of
	Relationship	Service
LH Paragon Inc.	Chairman	2006 – present

Golden ABC Inc.	Chairman	2006 – present

Matimco Incorporated	Director	2003 – present

Oakridge Realty Development Corporation	Director	2006 – present

Basic Graphics Inc.	Director	2005 – present

Essentia Medical Group Inc.	Director	2014 – present

Philippine Retailers Association	Vice President Regional Affairs President Chairman Vice Chairman	2007 – 2009 2009 – 2011 2011 – 2013 2013 – present

Children’s Hour Philippines	Director	2004 – present

Habitat for Humanity	Member, Visayas Advisory Council	2012 – present

Mga Likha ni Inay Inc. (member of CARD MRI)	Director	2015 – present

PLDT-SMART Foundation	Trustee	2013 – present

3.	I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

4.	I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6.	I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 28th day of September 2015, at Quezon City.

/s/Bernido H. Liu BERNIDO H. LIU

SUBSCRIBED AND SWORN to before me, a notary public in and for the Quezon City this 28th day of September 2015. The affiant, whom I identified through the following competent evidence of identity: Philippine Driver’s License No. G01-83-022776, expiring on 2016-01-08, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

/s/Benjamin F. Alfonso

Doc No. 206 Page No. 42 Book No. XXIX Series of 2015.	ATTY. BENJAMIN F. ALFONSO NOTARY PUBLIC UNTIL DECEMBER 31, 2016 PTR No. 0682987, 01-20-2015/Q.C. IBP NO. 975600/CY-2015/12-11-2014 ROLL NO. 13296 MCLE Compliance No. 1-00 18824

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: September 28, 2015